Exhibit (a)(5)(A)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated June 17, 2008 and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of United Rentals, Inc. by UBS Investment Bank and Credit Suisse, the Dealer Managers for the Offer, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.
Notice of Offer to Purchase for Cash
by
of
Up to 27,160,000 Shares of its Common Stock
(Including the Associated Preferred Share Purchase Rights)
At
a Purchase Price Not Greater Than $25.00 nor Less Than $22.00 Per Share
     United Rentals, Inc., a Delaware corporation (“United Rentals” or the “Company”), is offering to purchase for cash up to 27,160,000 shares of its common stock, par value $0.01 per share, including the associated preferred share purchase rights (the “shares”), at a price per share of not greater than $25.00 nor less than $22.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JULY 16, 2008 (THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED.
     The Offer is not conditioned on the receipt of financing or on a minimum number of shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase.
     United Rentals’ Board of Directors has approved the Offer. However, neither United Rentals nor its Board of Directors, the Dealer Managers, the Information Agent or the Depositary makes any recommendation to any shareholder whether to tender or refrain from tendering shares or as to the price or prices at which shareholders may choose to tender their shares. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender their shares. In doing so, shareholders should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal. You should discuss whether to tender your shares with your broker or other financial or tax advisor.
     All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any shares owned by them in the Offer.
     United Rentals is conducting the Offer through a “modified Dutch auction” process. On the terms and subject to the conditions of the Offer, United Rentals will determine a single per share price, not greater than $25.00 nor less than $22.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that it will pay for shares properly tendered and not properly withdrawn in the Offer. United Rentals will take into account the total number of shares tendered and the prices specified by tendering shareholders in determining this price. United Rentals will then select the lowest purchase price (in multiples of $0.25 above $22.00) (the “Purchase Price”) within the price range specified above that will allow it to buy 27,160,000 shares. All shares acquired in the Offer will be acquired at the same price regardless of whether the shareholder tendered at a lower price. United Rentals will purchase only shares properly tendered at prices at or below the Purchase Price. However, because of the proration, “odd lot” priority and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the Purchase Price may not be purchased if more than the number of shares the Company seeks are properly tendered. Shares tendered but not purchased in the Offer will be returned to the tendering shareholders at the Company’s expense promptly after the Expiration Date.
     The 27,160,000 shares that United Rentals is offering to purchase in the Offer represent approximately 31.4% of the 86,439,761 issued and outstanding shares of United Rentals as of June 9, 2008. The shares are listed and traded on the New York Stock Exchange under the symbol “URI”. Shareholders are urged to obtain current market quotations for the shares before deciding whether and at what price or prices to tender their shares.
     The Company’s Board of Directors believes that the repurchase of shares in the Offer is consistent with the Company’s long-term goal of maximizing shareholder value. The Company’s senior management and Board of Directors believe that the Offer is a prudent use of the Company’s financial resources given its business profile and assets. The Board of Directors believes that the “modified Dutch Auction” tender offer set forth in the Offer to Purchase represents a mechanism to provide the Company’s shareholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of some or all of their investment if they so elect. The Offer provides shareholders with an opportunity to obtain liquidity with respect to all or a portion of their shares without potential disruption to the share price and the usual transaction costs associated with market sales. In addition, if United Rentals completes the Offer, shareholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company and its future operations.
     If more than 27,160,000 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn, the Company will purchase shares in the following order of priority:
•	first, the Company will purchase all lots owned beneficially or of record by a holder of less than 100 shares tendered in their entirety (“Odd Lots”) at the Purchase Price from shareholders who properly tender their entire Odd Lot at or below the Purchase Price and who do not properly withdraw those shares before the Expiration Date.

•	second, after purchasing all the Odd Lots that were properly tendered at or below the Purchase Price, the Company will purchase shares at the Purchase Price from all other holders who properly tender shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, until the Company has acquired the number of shares that it has offered to purchase (except for shareholders who tendered shares conditionally for which the condition was not satisfied).

•	third, only if necessary to permit us to purchase 27,160,000 shares (or such greater number of shares as United Rentals may elect to purchase, subject to applicable law), the Company will purchase shares at the Purchase Price from shareholders who have validly tendered shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have properly tendered all of their shares and not properly withdrawn them before the Expiration Date.
Therefore, the Company may not purchase all of the shares that its shareholders tender even if tendered at or below the Purchase Price.
     United Rentals expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s shares. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for, or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in the Offer to Purchase by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement.

     Tenders of shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and unless previously accepted for payment as provided in the Offer to Purchase, may be withdrawn after 12:00 midnight, New York City time, on August 12, 2008. To be effective, the notice of withdrawal must be in written or facsimile transmission form and must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. In addition, the notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn, and the name of the registered holder of the shares. If shares have been tendered pursuant to the procedure for book-entry transfer, the notice of withdrawal also must specify the name and the number of the account at DTC (as defined in the Offer to Purchase) to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures.
     For purposes of the Offer, United Rentals will be deemed to have accepted for payment (and therefore purchased), at the Purchase Price, shares that are properly tendered at or below the Purchase Price and not properly withdrawn, subject to proration, “odd lot” priority and conditional tender provisions of the Offer, only when, as and if United Rentals gives oral or written notice to the Depositary of its acceptance of the shares for payment in the Offer.
     Shareholders desiring to tender their shares must follow the procedures set forth in the Offer to Purchase and in the Letter of Transmittal. Payment for shares tendered and accepted for payment in the Offer will be made promptly after the Expiration Date, but only after timely receipt by the Depositary of: book-entry confirmation of the deposit of shares into the Depositary’s account at the DTC; a properly completed and duly executed Letter of Transmittal (or, an agent’s message (as defined in the Offer to Purchase)); and any other required documents.
     United Rentals will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties. Neither United Rentals nor the Dealer Managers, the Information Agent or Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
     Generally, the receipt of cash for tendered shares will be treated for United States federal income tax purposes either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a dividend. The payment of cash for a non-U.S. shareholder’s tendered shares may be subject to United States federal income tax withholding. Shareholders are strongly encouraged to read the Offer to Purchase, in particular, Sections 3 and 13, for additional information regarding the United States federal income tax consequences of participating in the Offer and should consult their tax advisors.
     The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
     The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.
     Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on the shareholder list of United Rentals or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at the expense of United Rentals at the address and telephone numbers set forth below. Any questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and addresses set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.
The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Bankers and brokers call collect: (212) 269-5550
All others call toll free: (800) 269-6427

The Dealer Managers for the Offer are:

UBS Investment Bank	Credit Suisse
Attn: Global Capital Markets	Attn: Equity Capital Markets
Toll-Free: (877) 827-4180	Telephone: (212) 538-4581
Collect: (212) 821-4180	Toll-Free: (800) 318-8219